[Reference Translation]
February 18, 2010
To Whom It May Concern:
Company Name: TOYOTA MOTOR CORPORATION
Name and Title of Representative:
Akio Toyoda, President
(Code Number: 7203
Securities exchanges throughout Japan)
Name and Title of Contact Person:
Naoki Kojima,
General Manager, Accounting Division
(Telephone Number: 0565-28-2121)

Press Release Concerning Approach to Quality-Related Matters of Toyota Products

Toyota Motor Corporation hereby notifies that it has released its approach to quality-related matters of its products on February 17, 2010.  Please see the attached press releases for the details and the statement made at the beginning of the press conference regarding the above.

February 17, 2010

Toyota Motor Corporation

TMC Details Approach to Quality-related Matters

Tokyo—TOYOTA MOTOR CORPORATION (TMC) announces that, at a press conference in Tokyo today on quality-related matters, it disclosed the following:

Japan-market recall progress
The company has completed preparations for recall repair for the Toyota “Sai” and Lexus “HS250h”, and its dealers began notifying owners today about the recall procedures.

Electronic throttle control technology safety
TMC’s electronic throttle-control system incorporates overlapping failsafe features linked to several sensors. The occurrence of a problem causes the system to shift the engine to idling mode or even to shut it off. TMC has conducted rigorous testing under extremes of electromagnetic interference, vibration and other adverse conditions.
That testing has conclusively verified that the system cannot accidentally induce acceleration.

In addition, TMC has commissioned an independent, third-party research organization to test its electronic throttle control system. TMC will release the findings of that testing as they become available.

Measures for improving product quality
TMC will appoint a person to the post of chief quality officer for each principal geographical region to make the company more alert to customer sentiment. Such officers will serve on the company’s newly established Special Committee for Global Quality. That committee, to be headed by TMC’s president, is for steering the company’s quality-improvement activities onto a new and higher plane. The Special Committee for Global Quality will hold its first meeting on March 30.

TMC will ask independent third-party experts to review the contents of that meeting.

In another initiative, TMC is strengthening its framework for conveying customer input from each region directly to its Quality Group and to its Product Development Group to translate that input more promptly into quality improvements in products. The initiative will get under way first in the United States, where TMC will expand its network of technical offices to fine-tune its information-gathering capabilities in an aim to be able to conduct on-site inspections, in principle, within 24 hours of every reported incident of suspected product malfunction.

TMC will add a brake-override system, which cuts engine power when the accelerator and brake pedals are applied at the same time, to all future vehicle models worldwide.

TMC will more actively use on-board event data recorders, which can, in the event of a malfunction, provide information necessary for conducting such activities as technological investigations and repairs.

TMC, sincerely taking to heart customer feedback gained through genchi genbutsu, reaffirms—along with its dealers worldwide, suppliers and employees—its commitment to unwavering quality in products and services and to the spirit of “customer first”. TMC will continue to endeavor to provide products that are safe and reassuring.

END

February 17, 2010
Toyota Motor Corporation

Announcement by TMC President Akio Toyoda

Thank you for joining us here today following a similar gathering just last week.

Repair operations began for the “Prius” this past weekend. To speak to customers and to encourage dealer staff members carrying out the repairs, I visited several Toyota sales outlets.

The repair effort for the Prius is fast moving ahead, and, in Japan, including vehicles for which repair appointments are set, some dealer outlets are reporting they are already confident of attaining a 100% repair rate. This rapid progress is a tribute to the understanding and cooperation exhibited by our customers, to whom I would like to express my deepest gratitude.

Also, we have completed preparations for repair operations for the “Sai” and “Lexus HS250h”, as we announced today in newspaper notices. Our dealers have begun notifying owners of those models today.

Working with our dealers as one, we aim to attain a 100% repair rate as soon as possible, as we endeavor to provide our customers with vehicles that are safe and reassuring.

Since autumn, we at Toyota have worked hard to address each of a number of quality issues. We conducted a safety campaign in the United States to respond to a problem with floor mats. We recalled vehicles to resolve a problem with accelerator pedals. And we recalled the Prius and other models to address a braking system issue. But against the backdrop of our efforts, there are a number of points on which we need to deeply reflect.

Safety standards and technical benchmarks usually form the basis for decision-making on recalls. But in the case of the Prius and the other models, our highest priority was to provide customer reassurance. This prompted us to decide on a recall in a very short time. This emphasis on customer reassurance will continue to be a centerpiece of our actions.

Next, I would like to talk about concerns over our technological and business accountability. News reports in the U.S. are spreading concern about the electronic throttle control system in Toyota vehicles, namely the electronic signals from the accelerator pedal that control the opening and closing of the throttle. These reports say the system can malfunction, resulting in sudden unintended acceleration.

Our electronic throttle control system incorporates overlapping failsafe features linked to several sensors. The occurrence of any problem causes the system to return the engine to idling mode or to shut it off. We have conducted rigorous testing under extremes of electromagnetic interference, vibration and other adverse conditions to conclusively verify that the system cannot accidentally induce acceleration.

We have also commissioned an independent, third-party research organization to test our electronic throttle control system, and we will release the findings of that testing as they become available.

On another subject, I have worked to adapt our management to regional needs and circumstances since I became president last June. I have been considering the rapid growth in our manufacturing and marketing operations. And I have been eager to keep management decision-making close to our customers. We need to be where we can hear directly from our customers. That will enable us to incorporate customer feedback swiftly in research and development and, as necessary, in hands-on measures in the marketplace, including product recalls.

To further promote this effort, the Special Committee on Global Quality, which I will head and which will include people in the post of chief quality officer from various regions, is now being set up. In the same spirit, we have strengthened our framework for conveying customer input from each region directly to our company’s Quality Group and Product Development Group.

Furthermore, to heighten the level of reassurance for those who use our vehicles, we will add a brake-override system, which cuts engine power when the accelerator and brake pedals are applied at the same time, to all future vehicle models worldwide.

We will also make more active use of event data recorders. This is because we have recognized that we should enhance our information-gathering capabilities and because analysis of onboard data is useful for improving quality.

I will continue to step out into our sales and manufacturing workplaces, and I join our dealers worldwide, our suppliers and our employees in reaffirming the Toyota commitment to unwavering quality in products and services and to the spirit of “customer first”.

I thank you again for joining us today. And I look forward to fulfilling your highest expectations of our company.

Thank you.